NEWS RELEASE

 RepliCel announces a Letter of Intent for
Asset Purchase Agreement

VANCOUVER, BC, CANADA -March 18, 2024 - RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, announces that, on the recommendation of an independent committee (the "Special Committee") of its board of directors (the "Board"), it has entered into a non-binding letter of intent ("LOI") dated March 13, 2024, with 1456390 B.C. Ltd. (the "Purchaser"), a non-arm's length private British Columbia company owned and controlled by RepliCel's Chief Executive Officer ("CEO") and President Andrew Schutte, detailing a proposed asset acquisition (the "Proposed Transaction") of all patents currently held by RepliCel, all know-how related to such patents, marketing materials, brand, server data and hardware (collectively, the "Assets").

The LOI stipulates that the Assets will be purchased from RepliCel in exchange for an 8% royalty on all gross profits earned by the Purchaser in relation to the sale of DermaPrecise™, RCH, RCT, RCS or their improvements after completion of the Proposed Transaction, up to a maximum of US$160,922,238 or a new number which would represent an equivalent of US$2.00 per share (the "Royalty").

"The loss of our arbitration case has left RepliCel without a clear path to commercialization, and no credible path to secure funding in the Company's current form," Schutte stated. "However, I believe that by cutting expenses related to public company expenditures, and restructuring assets, there is a path forward. We hope this structure avoids bankruptcy and allows shareholders to benefit as the assets are commercialized."

With the anticipated commercialization of the Assets not set until 2025-2027, Management and the Board worked together over the past few months to explore all reasonable strategic alternatives and the Special Committee believes that this currently represents the best path forward to potential shareholder value.

As an initial step in the Proposed Transaction, and as a condition to the execution of the definitive agreement for the Proposed Transaction (the "Definitive Agreement"), RepliCel will use its commercially reasonable efforts to revoke its registration status under the Securities Exchange Act of 1934 in the United States of America (the "Registration Revocation"). In connection with the Proposed Transaction, RepliCel will also submit an application with the TSX Venture Exchange ("TSXV") and seek minority shareholder approval for a voluntary delisting of RepliCel's common shares from the facilities of the TSXV (the "Delisting"). Following the Delisting, it is intended that the Purchaser will to maintain RepliCel as a delisted entity, which is intended to serve as a royalty company following the closing of the Proposed Transaction. The Royalty is intended to be paid using the same process which is used to make dividend payments, through the Company's transfer agent. As the Proposed Transaciton amounts to a reviewable transaction under TSXV Policy 5.3 - Acquisitions and Dispositions of Non-Cash Assets, the common shares will remain halted.

Final terms of the Proposed Transaction will be set out in Definitive Agreement for the Proposed Transaction. In addition, the Purchaser and RepliCel will enter into a royalty agreement (the "Royalty Agreement") pursuant to which the Royalty will be granted to RepliCel. In addition, 3% of any future Asset sales would be attributed to RepliCel.

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The sale of the Assets represents the sale of substantially all the assets of the Company and will require the approval of at least 66 ⅔% of the votes cast by the shareholders of RepliCel, present in person or represented by proxy and entitled to vote at the annual and special shareholder meeting to be held to approve the Proposed Transaction (the "Meeting"). The Proposed Transaction also has to be approved by an affirmative vote of at least a simple majority of the votes cast by shareholders of RepliCel present in person or represented by proxy and entitled to vote at the Meeting, excluding the votes cast by Andrew Schutte for common shares held either directly or indirectly in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), as further discussed below.

Andrew Schutte, the CEO and President of RepliCel, is a director, CEO and controlling shareholder of the Purchaser company and, as a result, the Proposed Transaction is a "related party transaction" under MI 61-101. The Proposed Transaction and the purchaser of the Assets are exempt from the valuation requirements of MI 61-101 by the virtue of the exemption contained in section 5.5(b) as the Company's shares are not listed on a specified market.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles.

The Company's cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. MainPointe Pharmaceuticals has an exclusive distribution agreement for the DermaPrecise™ device and consumables in the United States, subject to income. MainPointe is expected to fund the FDA approval process in the United States.

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Please visit RepliCel.com for additional information.

On Behalf of the Board of Directors,

"Andrew Schutte"

Andrew Schutte
CEO and President

For more information, please contact:

Andrew Schutte, CEO and President

info@replicel.com

Phone: +1 (604) 248-8730

Cautionary Statement Regarding Forward-Looking Statements

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation that are not historical facts. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements made in this news release include, but are not limited, to statements regarding: the Proposed Transaction and, in connection therewith, the entry into of the Definitive Agreement and the Royalty Agreement, purchase of the Assets by the Purchaser, grant of the Royalty by the Purchaser to the Company, the Registration Revocation, and the Delisting; the ability of RepliCel's DermaPrecise™ injection device and related consumables ability to improve the administration of its cell therapy products and certain other injectables; and other general statements related to the business and development of the Company. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including, but not limited to: the inability of the Company to enter into the Definitive Agreement and Royalty Agreement; the inability of the Company to receive the necessary regulatory and corporate approvals necessary to complete the Proposed Transaction; the inability of the Company to receive the necessary regulatory and corporate approvals necessary to complete the Registration Revocation and the Delisting; as well as certain other risks related to factors beyond the control of the Company. Further, the ongoing labour shortages, high energy costs, inflationary pressures, rising interest rates, the global financial climate and conflicts in Ukraine and Palestine and surrounding regions are some additional factors that are affecting current economic conditions and increasing economic uncertainty, which may impact the operating performance, financial position, and future prospects of RepliCel. Collectively, the potential impacts of this economic environment pose risks that are currently indescribable and immeasurable. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2022 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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